UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 3, 2021

FTAC OLYMPUS ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

Cayman Islands	001-39469	98-1540161
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2929 Arch Street, Suite 1703

Philadelphia, PA
(Address of principal executive offices)(Zip Code)

Registrant’s telephone number, including area code: (215) 701-9555

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Ticker Symbol	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	FTOCU	Nasdaq Capital Market
Class A ordinary shares, par value $0.0001 per share	FTOC	Nasdaq Capital Market
Warrants, each whole warrant exercisable for one Class A ordinary share	FTOCW	Nasdaq Capital Market

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

The Reorganization Agreement

On February 3, 2021, FTAC Olympus Acquisition Corporation (“FTOC”) entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) by and among FTOC, New Starship Parent Inc., a Delaware corporation (“New Starship”), Starship Merger Sub I Inc., a Delaware corporation and a direct, wholly-owned subsidiary of New Starship (“First Merger Sub”), Starship Merger Sub II Inc., a Delaware corporation and a direct, wholly-owned subsidiary of New Starship (“Second Merger Sub” and, together with First Merger Sub, the “Merger Subs”) and Payoneer Inc., a Delaware corporation (“Payoneer” or the “Company”, and together with FTOC, New Starship and the Merger Subs, the “Parties”).

Pursuant to the Reorganization Agreement, the Parties have agreed that, on the terms and subject to the conditions set forth therein, at the Closing (as defined in the Reorganization Agreement), (i) First Merger Sub will merge with and into FTOC (the “FTOC Merger”), with FTOC surviving as a direct wholly owned subsidiary of New Starship and (ii) immediately thereafter, Second Merger Sub will merge with and into Payoneer (the “Payoneer Merger” and, together with the FTOC Merger, the “Mergers”) with Payoneer surviving as a direct wholly owned subsidiary of New Starship (the transactions contemplated by the Reorganization Agreement, the “Reorganization”).

As a result of the Payoneer Merger, among other things, (i) each outstanding share of preferred stock of Payoneer (other than the shares of Series 1 Preferred Stock (as defined in the Reorganization Agreement)) (the “Payoneer Preferred Stock”) as of immediately prior to the effective time of the Payoneer Merger (the “Effective Time”) will be converted into shares of common stock of Payoneer (“Payoneer Common Stock”) in accordance with Payoneer’s governing documents and the Reorganization Agreement, (ii) thereafter (a) each share of Payoneer Common Stock will be cancelled in exchange for the right to receive the Per Share Merger Consideration Value (as defined below) and (b) each Cashout Vested Company Option (as defined in the Reorganization Agreement) will be automatically converted into the right to receive an amount in cash equal to (1) the number of shares of Payoneer Common Stock underlying such Cashout Vested Company Option multiplied by (B) the excess, if any, of (x) the Per Share Merger Consideration Value over (y) the exercise price of such Cashout Vested Company Option, (c) each Company Option (as defined in the Reorganization Agreement) that is not a Cashout Vested Company will become a New Starship Option (as defined in the Reorganization Agreement) to acquire an amount of shares of New Starship Common Stock (as defined in the Reorganization Agreement) as determined by the Exchange Ratio (as defined in the Reorganization Agreement) on substantially the same terms and conditions applicable to such Company Option prior to the closing of the Mergers (the “Closing”), (d) each Company RSU (as defined in the Reorganization Agreement) will become a New Starship RSU (as defined in the Reorganization Agreement) in respect of an amount of shares of New Starship Common Stock as determined by the Exchange Ratio on substantially the same terms and conditions applicable to such Company RSU prior to the Closing, (e) each Company Warrant (as defined in the Reorganization Agreement) will become a New Starship Warrant (as defined in the Reorganization Agreement) to acquire a number of shares of New Starship Common Stock as determined by the Exchange Ratio on substantially the same terms and conditions, and (f) each share of Series 1 Preferred Stock issued and outstanding shall remain as an issued and outstanding share of Series 1 Preferred Stock of Starship Surviving Sub (as defined in the Reorganization Agreement), and shall be unaffected by the Mergers.

The Per Share Merger Consideration Value may be paid or delivered in cash or newly issued shares of New Starship Common Stock based on a $10.00 per share price, as determined by Payoneer, subject to (i) Payoneer’s maintaining a minimum amount of cash immediately following the Closing (determined as set forth in the Reorganization Agreement) and (ii) the cash portion of the Per Share Merger Consideration Value not exceeding 15% of the total Per Share Merger Consideration Value. In addition, Payoneer stockholders will be issued up to an additional 30,000,000 shares of New Starship Common Stock (the “Earn-Out Shares”), (a) 50% of which will be issued if at any time during the first 30 months following the date on which the Closing occurs (the “Closing Date”), the Closing trading price of the shares of New Starship Common Stock is greater than or equal to $15.00 over any 20 trading days within any 30 trading day period and (b) the remaining 50% of which will be issued if at any time during the first 60 months following the Closing Date, the Closing trading price of the shares of New Starship Common Stock is greater than or equal to $17.00 over any 20 trading days within any 30 trading day period. “Per Share Merger Consideration Value” means an amount equal to (a) the sum of (i) $3,118,072,424.66, plus (ii) the aggregate per share exercise price with respect to all Company Options (whether or not vested or currently exercisable), plus (iii) the aggregate per share exercise price with respect to all Company Warrants, divided by (b) the sum of (i) the number of outstanding shares of Payoneer Common Stock (assuming the conversion of the shares of Company Preferred Stock into shares of Payoneer Common Stock immediately prior to the Effective Time) and (ii) the number of shares of Payoneer Common Stock that, immediately prior to the Effective Time, are issuable upon exercise in full of all Company Options (whether or not vested or currently exercisable) and Company Warrants and the settlement in full of all Company RSUs (whether or not vested). In addition, in connection a commitment by certain Payoneer stockholders who are (or are affiliated with) a PIPE Investor (as defined below) and agree in writing acceptable to Payoneer to be treated as a “Rollover Holder” under the Reorganization Agreement (such Payoneer stockholders, “Rollover Holders”) to participate in the PIPE Investment (as defined below), the Parties agreed to permit the Rollover Holders to receive 100% of the Per Share Merger Consideration Value in the form of newly issued shares of New Starship Common Stock.

Pursuant to the FTOC Merger, (i) each share of FTOC Preferred Stock, FTOC Class A Stock and FTOC Class B Stock (collectively, the “FTOC Shares”), other than FTOC Shares that are owned by FTOC, Second Merger Sub or any wholly owned subsidiary of FTOC, will be exchanged for one share of New Starship Common Stock, and (ii) each FTOC Warrant will become a New Starship Warrant to acquire one share of New Starship Common Stock on the same terms and conditions.

The Reorganization Agreement has been unanimously approved by Payoneer’s board of directors (the “Board”) and the Board has recommended that Payoneer’s stockholders adopt the Reorganization Agreement and approve the Payoneer Merger.

Representations and Warranties

The Reorganization Agreement contains representations and warranties that are customary for transactions of this nature, including with respect to, among other things: corporate matters, including organization, existence and standing; authority and binding effect relative to execution and delivery of the Reorganization Agreement and other ancillary agreements; no conflict; governmental approvals and financial statements.

Covenants

The Reorganization Agreement includes customary covenants of the Parties with respect to operation of their respective businesses prior to the consummation of the Mergers. The Reorganization Agreement contains additional covenants of the Parties, including, among others: (i) covenants providing that the parties cooperate with respect to the proxy statement to be filed in connection with the Reorganization Agreement (and any amendments and supplements), (ii) a covenant of FTOC to convene a meeting of FTOC’s stockholders and to solicit proxies from its stockholders in favor of the approval of the Reorganization Agreement and other related stockholder proposals, (iii) covenants providing that the parties shall take further actions as may be necessary, proper or advisable to consummate and make effective the Mergers, (iv) a covenant to obtain any required consents or approvals pursuant to any applicable antitrust laws or other applicable legal requirements, (v) a covenant to make required notifications and filings under applicable Money Transmitter Laws (as defined in the Reorganization Agreement), (vi) covenants maintaining confidentiality and public announcements and other communications regarding the Reorganization Agreement and the transactions and other documents contemplated thereby and related matters, (vii) covenants providing that the parties will not solicit, initiate, enter into or continue discussions with respect to any other similar business combination transaction and (viii) a covenant to provide access to information, properties and personnel.

Conditions to the Consummation of the Transaction

Consummation of the transactions contemplated by the Reorganization Agreement is subject to customary closing conditions, including approval by FTOC’s and the Company’s stockholders. The Reorganization Agreement also contains other conditions, including, among others: (i) FTOC having at least $5,000,001 of net tangible assets following the exercise by the holders of the FTOC’s Class A ordinary shares issued in FTOC’s initial public offering of securities and outstanding immediately before the Closing, (ii) the receipt of approvals required under Money Transmitter Laws, (iii) the absence of any law or order enjoining or prohibiting the consummation of the transactions, (iv) the receipt of approval for the New Starship Common Stock to be listed on Nasdaq or another public stock market or exchange in the United States, subject only to the requirement to have a sufficient number of round lot holders, (v) the consummation of at least 85% of the PIPE Investment, (vi) the absence of any material adverse effect, (vii) New Starship having entered into a customary registration rights agreement and (viii) FTOC changing its jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and domesticating and continuing as a corporation incorporated under the laws of the State of Delaware.

Termination

The Reorganization Agreement may be terminated at any time prior to the consummation of the Mergers (whether before or after the required FTOC stockholder vote has been obtained) by written consent of FTOC and Payoneer and in certain other circumstances, including, but not limited to if: (i) the Closing has not occurred by November 3, 2021, (ii) a governmental entity shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions, and such order or other action has become final and non-appealable (iii) the FTOC Merger and other related proposals are not approved by FTOC’s stockholders at the duly convened meeting of FTOC’s stockholders and (iv) Payoneer does not deliver the Voting Agreements and Lock-Up Agreements signed by the Company Voting Agreement Signatories (defined below) within three business days of the date of the Reorganization Agreement.

A copy of the Reorganization Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description of the Reorganization Agreement is qualified in its entirety by reference thereto. The Reorganization Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Reorganization Agreement. The Reorganization Agreement has been provided to investors with information regarding its terms. It is not intended to provide any other factual information about FTOC or any other party to the Reorganization Agreement. In particular, the representations, warranties, covenants and agreements contained in the Reorganization Agreement, which were made only for purposes of the Reorganization Agreement and as of specific dates, were solely for the benefit of the parties to the Reorganization Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Reorganization Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to FTOC’s investors and security holders. FTOC investors and security holders are not third-party beneficiaries under the Reorganization Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Reorganization Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Reorganization Agreement, which subsequent information may or may not be fully reflected in the FTOC’s public disclosures.

Related Agreements

PIPE Subscription Agreements

Concurrently with the execution and delivery of the Reorganization Agreement, certain investors (the “PIPE Investors”) have entered into share subscription agreements (each, a “PIPE Subscription Agreement”) pursuant to which the PIPE Investors have committed (the “PIPE Investment”) to subscribe for and purchase for an aggregate purchase price of $300,000,000 shares of New Starship Common Stock (at $10.00 per share).

The Form of PIPE Subscription Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and the foregoing description of the Form of PIPE Subscription Agreement is qualified in its entirety by reference thereto.

Voting Agreement

Within three business days of the execution of the Reorganization Agreement, FTOC will enter into a Voting Agreement (the “Voting Agreement”) with the Company and the Company stockholders undersigned thereto (the “Company Voting Agreement Signatories”), pursuant to, and on the terms and subject to the conditions of which, each Company stockholder has unconditionally and irrevocably agreed among other things to vote its shares of the Company, and take certain other actions, in support of the Transactions.

The Voting Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K and the foregoing description of the Voting Agreement is qualified in its entirety by reference thereto.

Sponsor Share Surrender and Share Restriction Agreement

In connection with the transactions contemplated by the Reorganization Agreement, FTOC has entered into a Sponsor Share Surrender and Share Restriction Agreement (the “Sponsor Share Surrender and Share Restriction Agreement”) with New Starship, the Company, FTAC Olympus Sponsor, LLC, a Delaware limited liability company (“Olympus Sponsor”), FTAC Olympus Advisors, LLC, a Delaware limited liability company (“Olympus Advisor” and together with Olympus Sponsor, the “Sponsors”), and the other parties to the Insider Agreement (as defined therein). The Sponsor Share Surrender and Share Restriction Agreement provides that: the Sponsors shall automatically irrevocably surrender to FTOC, for no consideration, (a) 10% of the 19,411,094 Class B ordinary shares of FTOC (such Class B Shares, the “Surrendered Shares”) and (b) 100% of the private placement warrants (the “Surrendered Warrants”) to purchase an aggregate of 723,333 Class B ordinary shares of FTOC in the aggregate, and FTOC shall immediately cancel the Surrendered Shares and the Surrendered Warrants, as applicable. In addition, two-thirds of the number of shares of New Starship Common Stock held by the Sponsors immediately following the effective times of the Mergers shall be subject to transfer restrictions based on certain closing share price thresholds of New Starship’s Common Stock for 20 out of any 30 consecutive trading days.

The Sponsor Share Surrender and Share Restriction Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K and the foregoing description of the Sponsor Share Surrender and Share Restriction Agreement is qualified in its entirety by reference thereto.

Support Agreement

Concurrently with the execution of the Reorganization Agreement, FTOC has entered into a Support Agreement (the “Support Agreement”) with Olympus Sponsor, Olympus Advisor and the Company, pursuant to, and on the terms and subject to the conditions of which, FTOC, Olympus Sponsor and Olympus Advisor have unconditionally and irrevocably agreed among other things to vote its shares of the Company, and take certain other actions, in support of the Transactions.

The Support Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K and the foregoing description of the Support Agreement is qualified in its entirety by reference thereto.

Lock-up Agreement

Within three business days of the execution of the Reorganization Agreement, FTOC, the Company, New Starship and the Company Voting Agreement Signatories will enter into a Lock-up Agreement (the “Lock-up Agreement”) pursuant to which, among other things, the Holders agreed to not transfer New Starship Shares, New Starship Options, New Starship RSUs and New Starship Warrants held by them prior to 180 days after the Closing, subject to certain permitted transfers and a potential early release of such restrictions as set forth therein.

The Form of Lock-Up Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference thereto.

Item 7.01 Regulation FD Disclosure.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filing of FTOC under Securities Act or the Exchange Act, regardless of any general incorporation language in such filings.

On February 3, 2021, FTOC and New Starship issued a joint press release announcing the execution of the Reorganization Agreement and the transactions contemplated thereby. The press release is furnished as Exhibit 99.1 to this Current Report.

An Investor Presentation for use by FTOC with certain of its stockholders and other persons with respect to the Transactions is furnished as Exhibit 99.2 to this Current Report.

An Investor Presentation for use by FTOC during a conference call for investors and analysts to be held on February 3, 2021 at 9:00 a.m. Eastern Time is furnished as Exhibit 99.3 to this Current Report.

Important Information and Where to Find It

In connection with the proposed Reorganization between Payoneer and FTOC, Payoneer Global Inc. intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to FTOC stockholders. This document does not contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTOC stockholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTOC and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTOC stockholders as of a record date to be established for voting on the proposed Reorganization when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

Participants in the Solicitation

Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of FTOC is set forth in FTOC’s Prospectus dated August 25, 2020 filed with the Securities and Exchange Commission on August 26, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests will be set forth in the proxy statement/consent solicitation statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTOC or Payoneer, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes, and oral statements made from time to time by representatives of FTOC and Payoneer may be considered, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FTOC’s, Payoneer’s or the New Starship’s future financial or operating performance. For example, projections of future Volume, Revenue, Transaction Profit, and Operating Income are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FTOC and its management, and Payoneer and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Reorganization; (2) the outcome of any legal proceedings that may be instituted against FTOC, Payoneer, New Starship or others following the announcement of the Reorganization and any definitive agreements with respect thereto; (3) the inability to complete the Reorganization due to the failure to obtain approval of the shareholders of FTOC, to obtain financing to complete the Reorganization or to satisfy other conditions to closing; (4) changes to the proposed structure of the Reorganization that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Reorganization; (5) the ability to meet applicable listing standards following the consummation of the Reorganization; (6) the risk that the Reorganization disrupts current plans and operations of Payoneer as a result of the announcement and consummation of the Reorganization; (7) the ability to recognize the anticipated benefits of the Reorganization, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Reorganization; (9) changes in applicable laws or regulations; (10) the possibility that Payoneer or the combined Company may be adversely affected by other economic, business and/or competitive factors; (11) Payoneer’s estimates of its financial performance; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FTOC’s Prospectus dated August 25, 2020 filed with the Securities and Exchange Commission on August 26, 2020, the section entitled “Risk Factors” in FTOC’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, as well as any further risks and uncertainties to be contained in the proxy statement filed after the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither FTOC nor Payoneer nor the Company undertakes any duty to update these forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Reorganization, dated as of February 3, 2021, by and among FTAC Olympus Acquisition Corporation, New Starship Parent Inc., Starship Merger Sub I Inc., Starship Merger Sub II Inc., and Payoneer Inc.

10.1	Form of PIPE Subscription Agreement

10.2	Form of Voting Agreement, by and among FTAC Olympus Acquisition Corporation, Payoneer Inc., and other persons thereto.

10.3	Sponsor Share Surrender and Share Restriction Agreement, dated as of February 3, 2021, by and among FTAC Olympus Acquisition Corporation, New Starship Parent Inc., Payoneer Inc., FTAC Olympus Sponsor, LLC, FTAC Olympus Advisors, LLC, and the other parties thereto.

10.4	Support Agreement, dated as of February 3, 2021, by and among FTAC Olympus Acquisition Corporation, New Starship Parent Inc., Payoneer Inc., FTAC Olympus Sponsor, LLC and FTAC Olympus Advisors, LLC.

10.5	Form of Lock-up Agreement, by and among FTAC Olympus Acquisition Corporation, New Starship Parent Inc., Payoneer Inc., and other persons thereto.

99.1	Joint Press Release, dated as of February 3, 2021.

99.2	Investor Presentation.

99.3	Investor Call Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 3, 2021

FTAC OLYMPUS ACQUISITION CORP.

/s/ Ryan M. Gilbert
Name: Ryan M. Gilbert
Title: President and Chief Executive Officer